Exhibit 99.1

Full Truck Alliance Co. Ltd. Announces Second Quarter 2022 Unaudited Financial Results

GUIYANG, China, August 25, 2022 - Full Truck Alliance Co. Ltd. (“FTA” or the “Company”) (NYSE: YMM), a leading digital freight platform, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Financial and Operational Highlights

•	Total net revenues in the second quarter of 2022 were RMB1,670.1 million (US$249.3 million), an increase of 49.3% from RMB1,118.8 million in the same period of 2021.

•	Net Income in the second quarter of 2022 was RMB12.7 million (US$1.9 million), compared with net loss of RMB1,958.2 million in the same period of 2021.

•	Non-GAAP adjusted net income[1] in the second quarter of 2022 was RMB266.9 million (US$39.8 million), an increase of 168.1% from RMB99.5 million in the same period of 2021.

•	Gross Transaction Value (“GTV”)[2] in the second quarter of 2022 reached RMB65.8 billion (US$9.8 billion), a decrease of 11.1% from RMB74.0 billion in the same period of 2021.

•	Fulfilled orders[3] in the second quarter of 2022 reached 27.8 million, a decrease of 22.7% from 36.0 million in the same period of 2021.

•	Average shipper MAUs[4] in the second quarter of 2022 reached 1.53 million, flat compared with the same period of 2021.

“In the second quarter of 2022, we continued to develop our business through concerted efforts to improve user experience and elevate freight matching efficiency during a challenging period for FTA and the entire logistics industry,” said Mr. Peter Hui Zhang, Founder, Chairman and Chief Executive Officer of FTA. “With our strategic focus on technology investment and network expansion, we remain committed to making FTA a smart and low-carbon logistics service provider, leading the development and transformation of the industry. As new user registration on our Yunmanman and Huochebang apps has started to resume since late June, we have witnessed the gradual improvement in user engagement levels, and we expect to record stronger user growth and higher transaction volume in the coming quarters.”

“Despite the COVID-19 resurgence and softer macro environment, we delivered solid financial results in the second quarter, with total net revenues increasing by 49.3% to RMB1,670.1 million, once again beating the high end of our revenue guidance,” commented Mr. Simon Cai, Chief Financial Officer of FTA. “Notably, due to our increased focus on monetization enhancement and heightened operational efficiency, our non-GAAP adjusted net income further increased by 168.1% year-over-year to RMB266.9 million. As we head into the second half of 2022, we are confident that our strong cash position will support us as we pursue user value creation and navigate the complex market dynamics.”

[1]

Non-GAAP adjusted net income is defined as net income/(loss) excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to continuing service terms in business acquisitions; (iv) compensation cost resulting from repurchase of ordinary shares in excess of fair value and (v) tax effects of non-GAAP adjustments. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

[2]

GTV or gross transaction value of our platform in a given period is defined as the aggregate freight prices specified by our users for all fulfilled orders on our platform during the period without deducting any commission or service fee charged by us. We make downward adjustments to unreasonably high freight prices specified by users that are apparently due to clerical errors.

[3]

Fulfilled orders on our platform in a given period are defined as all shipping orders matched through our platform during such period but exclude (i) shipping orders that are subsequently canceled and (ii) shipping orders for which our users failed to specify any freight prices as there are substantial uncertainties as to whether the shipping orders are fulfilled.

[4]

Average shipper MAUs in a given period are calculated by dividing (i) the sum of shipper MAUs for each month of a given period by (ii) the number of months in a given period. Shipper MAUs are defined as the number of active shippers on our platform in a given month.

Second Quarter 2022 Financial Results

Net Revenues (including value added taxes, “VAT”, of RMB630.7 million and RMB896.6 million for the three months ended June 30, 2021, and 2022, respectively). Total net revenues in the second quarter of 2022 were RMB1,670.1 million (US$249.3 million), representing an increase of 49.3% from RMB1,118.8 million in the same period of 2021, primarily attributable to an increase in revenues from freight matching services.

Freight matching services. Revenues from freight matching services in the second quarter of 2022 were RMB1,409.6 million (US$210.5 million), representing an increase of 50.3% from RMB937.6 million in the same period of 2021. The increase was primarily due to an increase in revenues from our freight brokerage service as well as rapid growth in transaction commissions.

•

Freight brokerage service. Revenues from freight brokerage service in the second quarter of 2022 were RMB850.2 million (US$126.9 million), an increase of 41.4% from RMB601.3 million in the same period of 2021, primarily driven by significant growth in transaction volume as a result of improved user penetration.

•

Freight listing service. Revenues from freight listing service in the second quarter of 2022 were RMB211.7 million (US$31.6 million), an increase of 20.7% from RMB175.4 million in the same period of 2021, primarily attributable to an increase in total paying members.

•

Transaction commission. Revenues from transaction commissions amounted to RMB347.8 million (US$51.9 million) in the second quarter of 2022, an increase of 116.2% from RMB160.9 million in the same period of 2021, primarily driven by the continued ramp-up of commissioned GTV penetration, and partially offset by a decrease in GTV due to COVID-19 outbreaks.

Value-added services. Revenues from value-added services in the second quarter of 2022 were RMB260.4 million (US$38.9 million), an increase of 43.7% from RMB181.2 million in the same period of 2021, mainly attributable to increased revenues from credit solutions.

Cost of Revenues (including VAT net of refund of VAT of RMB481.1 million and RMB672.8 million for the three months ended June 30, 2021, and 2022, respectively). Cost of revenues in the second quarter of 2022 was RMB925.9 million (US$138.2 million), compared with RMB627.0 million in the same period of 2021. The increase was primarily attributable to an increase in VAT, related tax surcharges and other tax costs, and net of tax refunds from government authorities. These tax-related costs net of refunds totaled RMB845.4 million, representing an increase of 47.7% from RMB572.4 million in the same period of 2021, primarily due to an increase in transaction activities involving our freight brokerage service.

Sales and Marketing Expenses. Sales and marketing expenses in the second quarter of 2022 were RMB196.2 million (US$29.3 million), compared with RMB236.8 million in the same period of 2021. The decrease was primarily due to a decrease in advertising and marketing expenses during the user registration suspension period, partially offset by an increase in salary and benefits expenses driven by higher sales and marketing headcount.

General and Administrative Expenses. General and administrative expenses in the second quarter of 2022 were RMB344.8 million (US$51.5 million), compared with RMB2,123.0 million in the same period of 2021. The decrease was primarily due to lower share-based compensation expenses.

Research and Development Expenses. Research and development expenses in the second quarter of 2022 were RMB216.4 million (US$32.3 million), compared with RMB155.1 million in the same period of 2021. The increase was primarily due to an increase in salary and benefits expenses driven by higher research and development headcount.

Loss from Operations. Loss from operations in the second quarter of 2022 was RMB46.4 million (US$6.9 million), compared with RMB2,040.4 million in the same period of 2021.

Non-GAAP Adjusted Operating Income5. Non-GAAP adjusted operating income in the second quarter of 2022 was RMB211.3 million (US$31.5 million), an increase of 949.9% from RMB20.1 million in the same period of 2021.

Net Income/(Loss). Net income in the second quarter of 2022 was RMB12.7 million (US$1.9 million), compared with net loss of RMB1,958.2 million in the same period of 2021.

Non-GAAP Adjusted Net Income. Non-GAAP adjusted net income in the second quarter of 2022 was RMB266.9 million (US$39.8 million), an increase of 168.1% from RMB99.5 million in the same period of 2021.

Basic and Diluted Net Income/(Loss) per ADS6 and Non-GAAP Adjusted Basic and Diluted Net Income/(Loss) per ADS7. Basic and diluted net income per ADS were RMB0.01 (US$0.00) in the second quarter of 2022, compared with basic and diluted net loss per ADS of RMB7.34 in the same period of 2021. Non-GAAP adjusted basic and diluted net income per ADS were RMB0.25 (US$0.04) in the second quarter of 2022, compared with non-GAAP adjusted basic and diluted net loss per ADS of RMB0.49 in the same period of 2021.

Balance Sheet and Cash Flow

As of June 30, 2022, the Company had cash and cash equivalents, restricted cash, and short-term investments of RMB26.1 billion (US$3.9 billion) in total, compared with RMB26.0 billion as of December 31, 2021.

In the second quarter of 2022, net cash used in operating activities was RMB286.4 million (US$42.8 million).

[5]

Non-GAAP adjusted operating income is defined as loss from operations excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to continuing service terms in business acquisitions and (iv) compensation cost resulting from repurchase of ordinary shares in excess of fair value. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

[6]	ADS refers to the American depositary shares, each of which represents 20 Class A ordinary shares.
[7]

Non-GAAP adjusted basic and diluted income/(loss) per ADS is net income/(loss) attributable to ordinary shareholders excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to continuing service terms in business acquisitions; (iv) compensation cost resulting from repurchase of ordinary shares in excess of fair value and (v) tax effects of non-GAAP adjustments, divided by weighted average number of basic and diluted ADSs, respectively. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Business Outlook

The Company expects its total net revenues to be between RMB 1.65 billion and RMB 1.73 billion for the third quarter of 2022, representing a year-over-year growth rate of approximately 32.9% to 39.2%, despite the expected impact of the COVID-19 outbreaks on transaction volume for the period. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions. The COVID-19 outbreaks are associated with substantial uncertainties, including the geographic scope and duration of the outbreaks, the additional restrictive measures that the governmental authorities may take, and the further impact on the business of shippers, truckers and other ecosystem participants, all of which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at a rate of RMB6.6981 to US$1.00, the exchange rate in effect as of June 30, 2022, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call

The Company’s management will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time on August 25, 2022, or 8:00 P.M. Beijing Time to discuss its financial results and operating performance for the second quarter of 2022.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-317-6003
International:	+1-412-317-6061
Mainland China (toll free):	400-120-6115
Hong Kong (toll free):	800-963-976
Hong Kong:	+852-5808-1995
United Kingdom:	08082389063
Singapore:	800-120-5863
Access Code:	7802406

The replay will be accessible through September 1, 2022, by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	6746887

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at ir.fulltruckalliance.com.

About Full Truck Alliance Co. Ltd.

Full Truck Alliance Co. Ltd. (NYSE: YMM) is a leading digital freight platform, connecting shippers with truckers to facilitate shipments across distance ranges, cargo weights and types. The Company provides a range of freight matching services, including our freight listing service, freight brokerage service and online transaction service. The Company also provides a range of value-added services that cater to the various needs of shippers and truckers, such as financial institutions, highway authorities, and gas station operators. With a mission to make logistics smarter, the Company is shaping the future of logistics with technology and aspires to revolutionize logistics, improve efficiency across the value chain and reduce its carbon footprint for our planet. For more information, please visit ir.fulltruckalliance.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP adjusted operating income, non-GAAP adjusted net income, non-GAAP adjusted net income/(loss) attributable to ordinary shareholders, non-GAAP adjusted basic and diluted net income/(loss) per ordinary shareholder and non-GAAP adjusted basic and diluted net income/(loss) per ADS, each a non-GAAP financial measure, as supplemental measures to review and assess its operating performance.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted operating income as loss from operations excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to continuing service terms in business acquisitions and (iv) compensation cost resulting from repurchase of ordinary shares in excess of fair value. The Company defines non-GAAP adjusted net income as net income/(loss) excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to continuing service terms in business acquisitions; (iv) compensation cost resulting from repurchase of ordinary shares in excess of fair value and (v) tax effects of non-GAAP adjustments. The Company defines non-GAAP adjusted net income/(loss) attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to continuing service terms in business acquisitions; (iv) compensation cost resulting from repurchase of ordinary shares in excess of fair value and (v) tax effects of non-GAAP adjustments. The Company defines non-GAAP adjusted basic and diluted net income/(loss) per share as non-GAAP net income/(loss) attributable to ordinary shareholders divided by weighted average number of basic and diluted ordinary shares, respectively. The Company defines non-GAAP adjusted basic and diluted net income/(loss) per ADS as non-GAAP net income/(loss) attributable to ordinary shareholders divided by the weighted average number of basic and diluted ADSs, respectively.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as an analytical tool. The non-GAAP financial measures do not reflect all items of expense that affect its operations. Share-based compensation expense, amortization of intangible assets resulting from business acquisitions, compensation cost incurred in relation to continuing service terms in business acquisitions, compensation cost resulting from repurchase of ordinary shares in excess of fair value and tax effects of non-GAAP adjustments have been and may continue to be incurred in its business and are not reflected in the presentation of its non-GAAP financial measures.

The Company reconciles the non-GAAP financial measures to the nearest U.S. GAAP performance measures. Non-GAAP adjusted operating income, non-GAAP adjusted net income, non-GAAP adjusted net income/(loss) attributable to ordinary shareholders and non-GAAP adjusted basic and diluted net income/(loss) per share should not be considered in isolation or construed as an alternative to operating loss, net loss, net income/(loss) attributable to ordinary shareholders and basic and diluted net income/(loss) per share or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review FTA’s non-GAAP financial measures to the most directly comparable GAAP measures. FTA’s non-GAAP financial measure may not be comparable to similarly titled measures presented by other companies.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” set forth at the end of this release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FTA’s goal and strategies; FTA’s expansion plans; FTA’s future business development, financial condition and results of operations; expected changes in FTA’s revenues, costs or expenses; industry landscape of, and trends in, China’s road transportation market; competition in FTA’s industry; FTA’s expectations regarding demand for, and market acceptance of, its services; FTA’s expectations regarding its relationships with shippers, truckers and other ecosystem participants; FTA’s ability to protect its systems and infrastructures from cyber-attacks; PRC laws, regulations, and policies relating to the road transportation market, as well as general regulatory environment in which FTA operates in China; the results of regulatory review and the duration and impact of any regulatory action taken against FTA; the impact of COVID-19 outbreaks, extreme weather conditions and production constraints brought by electricity rationing measures; general economic and business condition; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Full Truck Alliance Co. Ltd.

Mao Mao

E-mail: IR@amh-group.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: FTA@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: FTA@thepiacentegroup.com

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of
	December 31, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	4,284,291	4,811,929	718,402
Restricted cash – current	65,822	65,220	9,737
Short-term investments	21,634,642	21,219,243	3,167,950
Accounts receivable, net	29,139	14,727	2,199
Amounts due from related parties	7,075	—	—
Loans receivable, net	1,777,667	2,338,404	349,115
Prepayments, receivables and other current assets	1,099,607	1,411,469	210,727

Total current assets	28,898,243	29,860,992	4,458,130
Restricted cash – non-current	13,500	13,500	2,015
Property and equipment, net	102,158	105,786	15,793
Investments in equity investees	1,678,351	1,734,668	258,979
Intangible assets, net	557,016	528,166	78,853
Goodwill	3,124,828	3,124,828	466,525
Deferred tax assets	20,492	41,172	6,147
Operating lease right-of-use assets	—	162,395	24,245
Other non-current assets	3,847	6,193	925

Total non-current assets	5,500,192	5,716,708	853,482

TOTAL ASSETS	34,398,435	35,577,700	5,311,612

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities:
Short-term borrowings	9,000	5,000	746
Accounts payable	29,381	29,807	4,450
Amount due to related parties	179,859	117,711	17,574
Prepaid for freight listing fees and other service fees	383,236	459,523	68,605
Income tax payable	31,538	45,187	6,746
Other tax payable	894,592	652,371	97,396
Operating lease liabilities – current	—	42,319	6,318
Accrued expenses and other current liabilities	1,206,179	1,151,621	171,933

Total current liabilities	2,733,785	2,503,539	373,768
Deferred tax liabilities	135,764	128,672	19,210
Operating lease liabilities – non-current	—	59,798	8,928

Total non-current liabilities	135,764	188,470	28,138

TOTAL LIABILITIES	2,869,549	2,692,009	401,906

MEZZANINE EQUITY
Redeemable non-controlling interests	—	94,448	14,101
Subscription receivables	—	(16,500)	(2,463)
SHAREHOLDERS’ (DEFICIT)/EQUITY
Ordinary shares[1]	1,416	1,386	207
Additional paid-in capital	49,245,773	48,326,274	7,214,923
Accumulated other comprehensive income	538,650	1,680,920	250,955
Subscription receivables	(1,310,140)	—	—
Accumulated deficit	(17,020,254)	(17,200,837)	(2,568,017)

TOTAL FULL TRUCK ALLIANCE CO. LTD. EQUITY	31,455,445	32,807,743	4,898,068
Non-controlling interests	73,441	—	—

TOTAL SHAREHOLDERS’ EQUITY	31,528,886	32,807,743	4,898,068

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	34,398,435	35,577,700	5,311,612

1

Settlement of Shareholder Loan: In November 2020, the Company extended a loan (the “Shareholder Loan”) in the aggregate principal amount of US$200 million to Mr. Gang Wang, a minority shareholder of the Company. The Shareholder Loan was secured by a share charge over certain shares beneficially owned by Mr. Wang. Pursuant to the share surrender and loan repayment agreement (the “Loan Repayment Agreement”) dated April 14, 2022, the Company settled the Shareholder Loan on May 7, 2022 by accepting the surrender of 560,224,090 Class A ordinary shares beneficially owned by Mr. Wang. Pursuant to the Loan Repayment Agreement, the number of surrendered shares was determined based on the closing price of the Company’s ADSs on the New York Stock Exchange on May 4, 2022, or US$7.14 per ADS, which implied a price of US$0.357 per Class A ordinary share.

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Six months ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net Revenues (including value added taxes, “VAT”, of RMB630.7 million and RMB896.6 million for the three months ended June 30, 2021 and 2022, respectively)	1,118,821	1,332,560	1,670,051	249,332	1,985,975	3,002,611	448,279
Operating expenses:
Cost of revenues (including VAT net of refund of VAT of RMB481.1 million and RMB672.8 million for the three months ended June 30, 2021 and 2022, respectively)(1)	(626,952)	(683,882)	(925,937)	(138,239)	(1,039,752)	(1,609,819)	(240,340)
Sales and marketing expenses(1)	(236,849)	(192,043)	(196,186)	(29,290)	(407,235)	(388,229)	(57,961)
General and administrative expenses(1)	(2,123,019)	(458,415)	(344,781)	(51,474)	(2,444,995)	(803,196)	(119,914)
Research and development expenses(1)	(155,081)	(220,956)	(216,373)	(32,304)	(293,128)	(437,329)	(65,292)
Provision for loans receivable	(23,705)	(49,980)	(40,080)	(5,984)	(52,161)	(90,060)	(13,446)

Total operating expenses	(3,165,606)	(1,605,276)	(1,723,357)	(257,291)	(4,237,271)	(3,328,633)	(496,953)
Other operating income	6,399	20,715	6,891	1,029	9,016	27,606	4,121

Loss from operations	(2,040,386)	(252,001)	(46,415)	(6,930)	(2,242,280)	(298,416)	(44,553)
Other income (expense)
Interest income	45,152	56,320	106,834	15,950	94,574	163,154	24,358
Interest expenses	—	(93)	(68)	(10)	—	(161)	(24)
Foreign exchange (loss) gain	(11,720)	1,126	10,195	1,522	(11,579)	11,321	1,690
Investment income (loss)	15,822	14,484	(13,968)	(2,085)	24,094	516	77
Unrealized gains (loss) from fair value changes of trading securities and derivative assets	29,655	(16,341)	(39,818)	(5,945)	(7,481)	(56,159)	(8,384)
Other (expenses) income, net	(6,859)	8,882	(799)	(119)	(5,416)	8,083	1,207
Share of (loss) gain in equity method investees	(1,685)	(213)	(608)	(91)	(3,257)	(821)	(123)

Total other income	70,365	64,165	61,768	9,222	90,935	125,933	18,801

Net (loss) income before income tax	(1,970,021)	(187,836)	15,353	2,292	(2,151,345)	(172,483)	(25,752)
Income tax benefits (expense)	11,806	(4,172)	(2,613)	(390)	(3,826)	(6,785)	(1,013)

Net (loss) income	(1,958,215)	(192,008)	12,740	1,902	(2,155,171)	(179,268)	(26,765)
Less: net (loss) income attributable to non-controlling interests	(227)	(14)	553	83	(228)	539	80
Less: measurement adjustment attributable to redeemable non-controlling interest	—	—	776	116	—	776	116

Net (loss) income attributable to Full Truck
Alliance Co. Ltd.	(1,957,988)	(191,994)	11,411	1,703	(2,154,943)	(180,583)	(26,961)
Deemed dividend to preferred share holders	248,218	—	—	—	518,432	—	—

Net (loss) income attributable to ordinary shareholders	(2,206,206)	(191,994)	11,411	1,703	(2,673,375)	(180,583)	(26,961)

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Six months ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income per ordinary share
—Basic	(0.37)	(0.01)	0.00	0.00	(0.51)	(0.01)	(0.00)
—Diluted	(0.37)	(0.01)	0.00	0.00	(0.51)	(0.01)	(0.00)
Net (loss) income per ADS*
—Basic	(7.34)	(0.18)	0.01	0.00	(10.20)	(0.17)	(0.02)
—Diluted	(7.34)	(0.18)	0.01	0.00	(10.20)	(0.17)	(0.02)
Weighted average number of ordinary shares used in computing net (loss) income per share
—Basic	6,010,123,217	21,858,931,448	21,651,628,375	21,651,628,375	5,243,545,489	21,802,802,087	21,802,802,087
—Diluted(2)	6,010,123,217	21,858,931,448	21,695,922,654	21,695,922,654	5,243,545,489	21,802,802,087	21,802,802,087
Weighted average number of ADS used in computing net (loss) income per ADS
—Basic	300,506,161	1,092,946,572	1,082,581,419	1,082,581,419	262,177,274	1,090,140,104	1,090,140,104
—Diluted(2)	300,506,161	1,092,946,572	1,084,796,133	1,084,796,133	262,177,274	1,090,140,104	1,090,140,104

*	Each ADS represents 20 ordinary shares.
(1)	Share-based compensation expenses in operating expenses are as follows:

	Three months ended				Six months ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	747	1,348	1,487	222	928	2,835	423
Sales and marketing expenses	12,660	9,160	10,350	1,545	38,878	19,510	2,913
General and administrative expenses	1,952,520	337,732	212,344	31,702	2,212,734	550,076	82,124
Research and development expenses	5,119	15,245	15,086	2,252	20,160	30,331	4,528

Total	1,971,046	363,485	239,267	35,721	2,272,700	602,752	89,988

(2)

Weighted average number of ordinary shares/ADS used in computing diluted net (loss) income per share/ADS are adjusted by the potentially dilutive effects of ordinary shares/ADS issuable upon the exercise of outstanding share options.

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Six months ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(2,040,386)	(252,001)	(46,415)	(6,930)	(2,242,280)	(298,416)	(44,553)
Add:
Share-based compensation expense	1,971,046	363,485	239,267	35,721	2,272,700	602,752	89,988
Compensation cost resulting from repurchase of ordinary shares in excess of fair value	78,478	—	—	—	78,478	—	—
Amortization of intangible assets resulting from business acquisitions	10,983	14,121	14,121	2,108	21,966	28,242	4,216
Compensation cost incurred in relation to acquisitions	—	7,644	4,281	639	—	11,925	1,780

Non-GAAP adjusted operating income (loss)	20,121	133,249	211,254	31,538	130,864	344,503	51,431

Net (loss) income	(1,958,215)	(192,008)	12,740	1,902	(2,155,171)	(179,268)	(26,765)
Add:
Share-based compensation expense	1,971,046	363,485	239,267	35,721	2,272,700	602,752	89,988
Compensation cost resulting from repurchase of ordinary shares in excess of fair value	78,478	—	—	—	78,478	—	—
Amortization of intangible assets resulting from business acquisitions	10,983	14,121	14,121	2,108	21,966	28,242	4,216
Compensation cost incurred in relation to acquisitions	—	7,644	4,281	639	—	11,925	1,780
Tax effects of non-GAAP adjustments	(2,746)	(3,530)	(3,530)	(527)	(5,492)	(7,060)	(1,054)

Non-GAAP adjusted net income (loss)	99,546	189,712	266,879	39,843	212,481	456,591	68,165

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Six months ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income attributable to ordinary shareholders	(2,206,206)	(191,994)	11,411	1,703	(2,673,375)	(180,583)	(26,961)
Add:
Share-based compensation expense	1,971,046	363,485	239,267	35,721	2,272,700	602,752	89,988
Compensation cost resulting from repurchase of ordinary shares in excess of fair value	78,478	—	—	—	78,478	—	—
Amortization of intangible assets resulting from business acquisitions	10,983	14,121	14,121	2,108	21,966	28,242	4,216
Compensation cost incurred in relation to acquisitions	—	7,644	4,281	639	—	11,925	1,780
Tax effects of non-GAAP adjustments	(2,746)	(3,530)	(3,530)	(527)	(5,492)	(7,060)	(1,054)

Non-GAAP adjusted net income (loss) attributable to ordinary shareholders	(148,445)	189,726	265,550	39,644	(305,723)	455,276	67,969

Non-GAAP adjusted net income(loss) per ordinary share
—Basic and diluted	(0.02)	0.01	0.01	0.00	(0.06)	0.02	0.00
Non-GAAP adjusted net income(loss) per ADS
—Basic and diluted	(0.49)	0.17	0.25	0.04	(1.17)	0.42	0.06
Weighted average number of ordinary shares used in computing non-GAAP adjusted net (loss) income per share
—Basic and diluted	6,010,123,217	21,858,931,448	21,568,553,517	21,568,553,517	5,243,545,489	21,712,940,331	21,712,940,331
Weighted average number of ADS used in computing non-GAAP adjusted net (loss) income per ADS
—Basic and diluted	300,506,161	1,092,946,572	1,078,427,676	1,078,427,676	262,177,274	1,085,647,017	1,085,647,017